Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

January 1st, 2016

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on December 22, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the resignation of Mr. Chamandy as Executive Chairman of the Board of Director and the appointment of Mr. René Marion as Non-Executive Chairman of the Board of Director. Mr. Chamandy will remain as a Director of the Corporation.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

December 22, 2015

IMMEDIATE RELEASE

CHAIRMAN POSITION TO BECOME A NON-EXECUTIVE ROLE AND
RENÉ MARION TO BE APPOINTED NON-EXECUTIVE
CHAIRMAN OF THE BOARD

TORONTO, Ontario, Canada, December 22, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announces that Mr. Greg Chamandy will resign as Executive Chairman of the Board effective January 1, 2016, but will remain as a director of the Corporation and will continue to be a member of the Corporation’s Technical and Corporate Responsibility Committee. Mr. René Marion, currently an independent director, will be appointed as non-executive Chairman of the Board at that time. The changes in Board leadership reflect the Board’s confidence and support for the Corporation’s President and CEO, Mr. Renaud Adams. In addition, the Board decided that in order to facilitate interaction, and to further support management, it would be advantageous for the Corporation’s non-executive Chairman to be based in Toronto where the Corporation’s corporate office is now located.

“My confidence in the new Richmont management team led by Renaud Adams has grown substantially as he and the team continue to deliver solid quarter over quarter results and as they position our flagship Island Gold mine for the next phase of its growth strategy. I also believe that René Marion has the industry background and board experience to assume the role of non-executive Chairman. So at this pivotal phase in Richmont’s transformational growth strategy, I felt that this was the optimal time to make these changes. I am confident that Richmont is in great hands and I look forward to continued success for the Corporation, its employees, and its shareholders. I look forward to continuing to support the Corporation in my role as a Director, and as the Corporation’s largest shareholder,” commented Greg Chamandy, Executive Chairman.

René Marion joined Richmont’s board in 2013, bringing over 30 years of industry experience, including as past President and CEO of AuRico Gold from 2007 through 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. Mr. Marion is a member of the Association of Professional Engineers of Ontario and the Ontario Society of Professional Engineers. Mr. Marion also serves on the Board of Directors of the public companies Guyana Goldfields Inc. and Continental Gold Inc. Mr. Marion currently sits on Richmont’s Audit and Human Resources and Compensation Committees and is also the Chair of the Governance and Nominating Committee, and Chair of the Technical and Corporate Responsibility Committee. Mr. Marion resides in Toronto, Ontario.

“I would like to thank Greg for nominating me to the Board in 2013. I believe that Richmont, with the Island Gold operation as a cornerstone mine, is an excellent opportunity. I would also like to thank the entire Board for their confidence in my abilities and I look forward to working with Renaud, the Board, and the Corporation’s management team as we continue the journey to create exceptional shareholder value,” commented René Marion, Director.

“I would also like to take this opportunity to thank Greg for his unwavering support for myself and the entire management team over the past year. I am grateful that we can continue to benefit from Greg’s experience and business acumen going forward as we lead Richmont into the next stage of our growth strategy. I am looking forward to working with René, and I am very confident that we can work together to move Island Gold and Richmont to the next level,” commented Renaud Adams, President and Chief Executive Officer.

Additionally, the Board of Directors, through its Governance and Nominating Committee, has engaged Korn Ferry International, a leading executive recruitment firm, to lead the process of identifying a new Board member with the objective of further strengthening and complementing the current Board.

About Richmont Mines Inc.

Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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